Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Twelve Months Ended July 31,
	2018	2017	2016	2015	2014
Earnings:
Income before provision for income taxes	$64,399	$32,442	$28,230	$18,884	$266
Add: Fixed Charges	21,981	5,217	1,246	1,897	3,402
Total Earnings	$86,380	$37,659	$29,476	$20,781	$3,668
Fixed Charges:
Interest expense (1)	$21,529	$4,817	$799	$1,407	$2,854
Estimated interest component of rental expense	452	400	447	490	548
Total Fixed Charges	$21,981	$5,217	$1,246	$1,897	$3,402
Ratio of Earnings to Fixed Charges	3.9	7.2	23.7	11.0	1.1

(1)Includes amortization of debt issuance costs.